Filed by Key Tronic Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Corporation: Key Tronic Corporation
Commission File No.: 000-11559

The following is a copy of a press release issued by Key Tronic Corporation, as well as two press releases previously issued by Key Tronic Corporation. The filing of these materials pursuant to Rule 425 shall not be deemed to be an admission by Key Tronic Corporation that these press releases relate to an exchange offer that has been made in accordance with applicable tender offer rules.
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KEY TRONIC CORPORATION RESPONDS TO CEMTREX RELEASE
Spokane Valley, WA - October 26, 2017 - On October 23, 2017, Key Tronic Corporation (Nasdaq: KTCC), a provider of electronic manufacturing services, became aware of a press release issued by Cemtrex, Inc. (“Issuer”) on October 23, 2017 regarding an update to its purported exchange offer for the outstanding shares of common stock of Key Tronic. Key Tronic has not had any communication from Issuer detailing its purported offer, and Issuer has not commenced any formal exchange offer for Key Tronic common stock, which would require additional SEC filings by Issuer.
Issuer’s press release describes revisions to the purported exchange offer, which has been revised to be a potential exchange of one share of Key Tronic’s common stock for one of Issuer’s series 2 units to consist of (1) one $10 Issuer 4% debenture due 2024 (no additional details regarding this instrument have yet been provided) and (2) one-third share of Issuer common stock. Despite Issuer’s statements that this is an increase in value over its earlier purported offer, Key Tronic continues to have extremely serious concerns about the accuracy of Issuer’s statements provided in Issuer’s public disclosures regarding the purported offer and its motives, as well as the legitimacy of the purported offer.
Key Tronic intends to focus on continuing to execute on our strategic plan. We believe that pursuing our growth opportunities and continuing to leverage our competitive strengths will be in the best long-term interests of our shareholders.
About Key Tronic
Key Tronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico and China. Key Tronic provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world’s leading original equipment manufacturers. For more information about Key Tronic visit: www.keytronic.com.
Forward-Looking Statements
Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to Cemtrex’s stated intention to make an exchange offer for Key Tronic’s common stock and actions related thereto, and Key Tronic’s growth opportunities, competitive strengths and execution of the strategic plan. Forward-looking statements include all passages containing verbs such as aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets or nouns corresponding to such and similar verbs. Forward-looking statements also include other passages that are primarily relevant to expected future actions or events or that can only be fully evaluated by actions or events that will occur in the future. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including the other risks and uncertainties detailed from time to time in Key Tronic’s SEC filings, including its most recent annual report and subsequent quarterly reports.

Important Information
The purported exchange offer for the outstanding common stock of Key Tronic referred to in this document has not commenced. This communication is not an offer to exchange or a solicitation of an offer to sell shares of Key Tronic’s common stock. Any solicitation and offer to exchange shares of Key Tronic’s common stock will only be made pursuant to an offer to exchange and related materials that Issuer may (but ultimately may not) file with the Securities and Exchange Commission (the “SEC”). At the time any exchange offer is commenced, Issuer will file a tender offer statement on Schedule TO with the SEC. Key Tronic will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer if it is commenced.
KEY TRONIC SHAREHOLDERS ARE ADVISED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE ISSUER’S OFFER TO EXCHANGE DOCUMENTS, IF AND WHEN FILED WITH THE SEC AND AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO AN ACTUAL EXCHANGE OFFER BECAUSE SUCH DOCUMENTS WOULD CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.
Investors may obtain free copies of these documents, as each may be amended or supplemented from time to time, and other documents, if filed by the parties (when available), at the SEC’s web site at www.sec.gov. Copies of the solicitation/recommendation statement on Schedule 14D-9 and any amendments and supplements to the solicitation/recommendation statement will also be available for free at Key Tronic’s Investor Relations website at www.keytronic.com/home/investor-relations/.
CONTACTS:
Brett Larsen
Chief Financial Officer
Key Tronic Corporation
(509) 927-5500

Michael Newman
Investor Relations
StreetConnect
(206) 729-3625

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KEY TRONIC CORPORATION COMMENTS ON CEMTREX RELEASE
Spokane Valley, WA - September 15, 2017 - On September 13, 2017, Key Tronic Corporation (Nasdaq: KTCC), a provider of electronic manufacturing services, became aware of a press release issued by Cemtrex, Inc. (“Issuer”) on September 13, 2017 regarding its purported exchange offer for the outstanding shares of common stock of Key Tronic. We strongly disagree with virtually all of the assertions made by Issuer in that press release, including its characterization of Key Tronic’s financial performance and value relative to that of Issuer, for several reasons, among others:

•	An actual exchange offer has not been made by Issuer pursuant to the preliminary materials filed with the Securities and Exchange Commission.

•
If this offer were in fact made, the purported offer would give Key Tronic shareholders only one Cemtrex share (which had a closing price of $3.19 as of September 14, 2017) for one Key Tronic share (which had a closing price of $6.85 as of September 14, 2017). Key Tronic believes that there is no reason to assume that the public prices are not a significant market indicator of the relative values of the shares of the two companies. The exchange would have resulted in an immediate discount of approximately 53% per share to the price of Key Tronic’s common stock based on the closing prices on September 14, 2017.

•
The financial comparisons that Issuer makes to Key Tronic are very misleading because, among other things, Issuer does not properly identify the periods it is comparing, appropriately consider the size and maturities of Key Tronic and the Issuer, or explain how ratios and percentages are calculated.

•
Financial comparisons depend on reliable underlying auditor-reviewed financial information. Key Tronic is very skeptical of the accuracy of Issuer’s reported financial information due in part to the fact that:

◦	Issuer is not audited by a nationally recognized accounting firm.

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One published media report has raised questions about Issuer’s auditor, Bharat Parikh & Associates, headquartered in India. According to public records of the Public Company Accounting Oversight Board, Bharat Parikh & Associates audited a total of five public companies during the twelve months ending in March 2017, all of which were small public companies.

•	The Issuer has not addressed how it would be able to pay off Key Tronic debt or address covenants contained in Key Tronic’s loan agreements if Issuer were to consolidate or merge with Key Tronic.

•
Key Tronic has never encountered Issuer in the electronic manufacturing services (EMS) market space, nor was Key Tronic aware of Issuer’s existence before Issuer filed a registration statement regarding this purported offer.

•
Our initial research shows Issuer reports approximately $45 million of EMS revenue. In our opinion, this does not qualify Issuer to make any statements as to how it might operate an EMS business like Key Tronic which is over 10 times Issuer’s current size in terms of revenue.

As we stated in a prior press release, Key Tronic was unaware of any purported interest in Key Tronic by Issuer and had not had any communication with Issuer or any of its affiliates relating to such interests prior to becoming aware of the Issuer’s filings on September 5, 2017. Key Tronic has extremely serious concerns about the accuracy of Issuer’s statements and its motives, as well as the legitimacy of the purported offer.
Key Tronic intends to focus on continuing to execute on our strategic plan. We believe that pursuing our growth opportunities and continuing to leverage our competitive strengths will be in the best long-term interests of our shareholders.
About Key Tronic
Key Tronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico and China. Key Tronic provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world’s leading original equipment manufacturers. For more information about Key Tronic visit: www.keytronic.com.

Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to Cemtrex’s stated intention to make an exchange offer for Key Tronic’s common stock, and Key Tronic’s growth opportunities, competitive strengths and execution of the strategic plan. Forward-looking statements include all passages containing verbs such as aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets or nouns corresponding to such verbs. Forward-looking statements also include other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including the other risks and uncertainties detailed from time to time in the Key Tronic’s SEC filings, including its most recent annual report and subsequent quarterly reports.
CONTACTS:
Brett Larsen
Chief Financial Officer
Key Tronic Corporation
(509) 927-5500

Michael Newman
Investor Relations
StreetConnect
(206) 729-3625

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KEY TRONIC CORPORATION RESPONDS TO FILINGS MADE BY CEMTREX, INC.
Spokane Valley, WA - September 6, 2017 - On September 5, 2017, Key Tronic Corporation (Nasdaq:KTCC), a provider of electronic manufacturing services, became aware of filings made by Cemtrex, Inc. (“Filer”) with the Securities and Exchange Commission (“SEC”) on September 5, 2017, which stated that Filer intends to commence an exchange offer for the outstanding shares of common stock of Key Tronic. Prior to such filings, Key Tronic was unaware of Filer’s purported interest in Key Tronic and had not had any communications with Filer or any of its affiliates relating to such interest.
The Filer’s statements were set forth in a registration statement for shares of Filer’s common stock, which describes a purported offer to exchange one share of Key Tronic’s common stock for one share of Filer’s common stock. At the close of business on September 6, 2017, the closing price for Key Tronic’s common stock was $6.81 and the closing price for Filer’s common stock was $3.15. Consequently, the purported offer would represent a discount of 53.7% per share to the price of Key Tronic’s common stock as of the closing prices of September 6, 2017. Based on Filer’s current SEC filings, Key Tronic understands that Filer has not commenced a formal exchange offer and that any such offer would require additional SEC filings by Filer.
Key Tronic remains optimistic about growth opportunities and our competitive strengths as discussed in our recent earnings release and conference call. We are continuing our business consistent with our existing strategic plan.
About Key Tronic
Key Tronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico and China. Key Tronic provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world’s leading original equipment manufacturers. For more information about Key Tronic visit: www.keytronic.com.
Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to Filer’s SEC filings, Filer’s stated intention to make an exchange offer for Key Tronic’s common stock, and Key Tronic’s growth opportunities, competitive strengths and execution of the strategic plan. Forward-looking statements include all passages containing verbs such as aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets or nouns corresponding to such verbs. Forward-looking statements also include other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including the other risks and uncertainties detailed from time to time in the Key Tronic’s SEC filings, including its most recent annual report and subsequent quarterly reports.
CONTACTS:
Brett Larsen
Chief Financial Officer
Key Tronic Corporation
(509) 927-5500

Michael Newman
Investor Relations
StreetConnect

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